1 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one): Form 10-K Form 20-F Form 11-K Form 10-Q Form 10-D Form N-CEN Form N-CSR For Period Ended: December 31, 2022 Transition Report on Form 10-K Transition Report on Form 20-F Transition Report on Form 11-K Transition Report on Form 10-Q For the Transition Period Ended: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A PART I – REGISTRANT INFORMATION VEON Ltd. Full Name of Registrant VimpelCom Ltd. Former Name if Applicable Claude Debussylaan 88 Address of Principal Executive Office (Street and Number) 1082 MD, Amsterdam, the Netherlands City, State and Zip Code PART II – RULES 12b-25(b) AND (c) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense. (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11- K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10- Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date. (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. SEC FILE NUMBER 1-34694 CUSIP NUMBER 91822M502 91822M502

2 PART III – NARRATIVE State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. VEON is unable to file its Form 20-F within the prescribed time as VEON requires additional time to complete VEON’s consolidated financial statements, and, subsequently, receive the related audit report on the financial statements and internal control over financial reporting. VEON is working diligently to complete these activities and file the Form 20-F as soon as practicable and currently estimates that it will be able to do so by July 31, 2023. However, for reasons discussed below, there can be no assurance that VEON will be able to file the Form 20-F by that date. The conflict beginning in February 2022 between Russia and Ukraine has had a significant impact on VEON Ltd.’s (“VEON”) and its subsidiaries’ (collectively with VEON, the “Group”) business. Prior to the conflict, for the year ended December 31, 2021, VEON’s operations in Russia and Ukraine represented approximately 51% and 14% of the Group’s total operating revenue, respectively. During the year ended December 31, 2022, the Group recorded significant impairment charges related to its Russian operations. In connection with the conflict, the United States, member states of the European Union, the European Union itself, the United Kingdom, Ukraine and certain other nations, introduced sanctions. Countermeasure sanctions by Russia and other legal and regulatory measures were also introduced. On May 8, 2022, the U.S. Department of Treasury’s Office of Foreign Assets Control clarified that earlier sanction prohibitions issued applied to accounting services. While VEON is neither headquartered nor incorporated in the Russian Federation, and is not controlled by Russian nationals or any Russian entity, certain of its ultimate beneficial shareholders are Russian, certain of which are subject to sanctions imposed by the European Union, the United Kingdom or Ukraine. The legislative and other regulatory sanctions imposed, coupled with the uncertainty related to the applicability of such sanctions, led several multinational companies and service providers to establish corporate policies to not do business in Russia or with entities tied to Russia or sanctioned individuals, have resulted in unprecedented challenges for VEON, including, among other impacts, its ability to timely appoint an auditor for 2022 and accessing the international capital debt markets. After a competitive sales process, on November 24, 2022, VEON entered into an agreement (the “SPA”) to sell VEON’s Russian operations to certain senior members of the management team of PJSC VimpelCom (“VimpelCom”). VEON saw this sale as the optimal solution for VEON, its Russian operations, and its stakeholders, including customers, shareholders and creditors. The sale of VEON’s Russian operations are subject to customary closing conditions. While VEON continues to target a completion date of on or before June 1, 2023 as contemplated by the SPA, no assurances can be given that the conditions to closing will be satisfied by this time, in which case the SPA provides for extensions to allow for the conditions to be met. Due to the ongoing conflict between Russia and Ukraine and the consequences as mentioned above, VEON additionally was unable to engage an auditor for the year ended December 31, 2022 on a normal timeframe. As previously disclosed, the Company was only able to confirm the appointment of an independent registered public accounting firm for the audit of the Group’s consolidated financial statements for the year ended December 31, 2022 in accordance with the standards established by the U.S. Public Company Accounting Oversight Board (“PCAOB”) on April 11, 2023. Management expects that at the time of the issuance of its IFRS financial statements for the year ended December 31, 2022 that it will conclude, and disclose in said financial statements, that a material uncertainty remains related to events or conditions related to the conflict beginning in February 2022 between Russia and Ukraine that may cast significant doubt on the Company’s ability to continue as a going concern, such that it may be unable to realize its assets and discharge its liabilities in the normal course of business. As a U.S. SEC registrant, the Company is required to have its financial statements audited in accordance with PCAOB standards. The reference in the preceding paragraph to matters that may cast significant doubt about the Company’s ability

3 to continue as a going concern also raise substantial doubt about the Company’s ability to continue as a going concern as contemplated by the PCAOB standards. Furthermore, in the event the Group is not able to supply the statutory audited financial statements (which are separate from the PCAOB audited consolidated financial statements required to be included in the Form 20-F) of VEON Ltd. and VEON Holdings B.V. to its bond holders within the applicable grace period following the June 29, 2023 contractual delivery date, this could lead to an event of default under certain of its debt agreements. PART IV – OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification A. Omiyinka Doris, Acting Group General Counsel +31 20 797 7200 (Name) (Area Code) (Telephone Number) (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes No (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. The Company disclosed the unaudited preliminary selected results of its operations prepared internally by the management for the Fiscal Year 2022 in a press release dated March 16, 2023 (the “2022 Earnings Release”), which exclude the results of its Russian operations since they were classified as ‘held for sale’ and ‘discontinued operations,’ as well as the separate results for its Russian operations that would have been included in the Group results had they not been classified as ‘held for sale’ and ‘discontinued operations.’ The 2022 Earnings Release was furnished with the Securities and Exchange Commission on Form 6-K on the same date. The 2022 Earnings Release results include the preliminary revenue, net income, and EBITDA amounts for the Group’s continuing operations, which have significantly changed compared to 2021 as a result of the classification of our Russian operations as ‘held for sale’ and ‘discontinued operations.’ The unaudited financial information contained in the 2022 Earnings Release is preliminary and subject to potential adjustments as the results are finalized and the differences could be material. Forward Looking Statements Certain statements made herein contain forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “plans”, “may” or “will” or, in each case, their negative or other variations or comparable terminology or by their context. These forward-looking statements include all matters that are not historical facts, and include statements relating to, among other things, the completion of the sale of VEON’s Russian operations and the timing for filing of the 20-F. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as at the date of this Form 12b-25 and VEON expressly disclaims any obligations or undertaking to release any update of, or revisions to, any forward-looking statements in this Form 12b-25. There can be no guarantee that any contemplated transactions or activities described in this Form 12b-25 will occur on the terms described herein or at all.

4 Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001). ATTENTION VEON Ltd. (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized. Date May 2, 2023 By /s/ Kaan Terzioğlu Kaan Terzioğlu Chief Executive Officer INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.